SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                              FORM 10/A

                       POST EFFECTIVE AMENDMENT to

               GENERAL FORM FOR REGISTRATION OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                        TODD SHIPYARDS CORPORATION
          Exact name of registrant as specified in its charter)

             DELAWARE                      91-1506719
  (State or other jurisdiction of    (IRS Employer I.D. No.)
    incorporation or organization)

    1801-16th Avenue SW, Seattle, WA          98134-1089
(Address of principal executive offices)      (zip code)

         Registrant's telephone number  (206) 623-1635

Securities registered pursuant to Section 12(b) of the Act:

       Title of Each Class           Name of Each Exchange on Which
           So Registered               Each Class is Registered

     Common Stock, $.01 par value        New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

None

Todd Shipyards Corporation (the "Company") hereby amends Item 11 of its Registration Statement under the Securities Exchange Act of 1934 as originally filed to provide current information regarding the class of securities so registered in order to permit incorporation of such description by reference as required or permitted in filings under such Act and under the Securities Act of 1933.

Item 11.  Description of Registrant's Securities to be Registered.

The Company's authorized capital stock consists of 19,500,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, at no par value, issuable in series as designated by the Board of Directors of the Company.

The Common Stock of the Company is listed for trading on the New
York Stock exchange, Inc. trading under the symbol "TOD" and is registered as a class of securities under the Securities Exchange Act of 1934, as amended.

Common Stock

As of June 12, 1998, there were 9,910,180 shares of Common Stock of the Company outstanding and held of record by approximately 2,600 stockholders of record.

Stockholders are entitled to one vote for each share of Common
Stock on matters to be voted on by the stockholders of the Company. Stockholders of the Common Stock do not have cumulative voting rights, accordingly directors are elected by a majority of the shares present (or represented by proxy) at an annual or special meeting called for the election of directors if a quorum of at least a majority of the outstanding shares is present at such meeting.

Stockholders will be entitled to receive dividends when, as and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

No Shares of Preferred Stock are currently outstanding and no designation setting forth the terms and rights of any class or series of Preferred Stock is in effect. The Company's Board of Directors may without future action by the Company's stockholders, from time to time, direct the issuance of Preferred Shares in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common stock. In addition, the Board of Directors is authorized to determine the voting rights applicable to shares of the Preferred Stock, including the extent of rights of holders of any series of the Preferred Stock to vote (in the election of directors or otherwise) as a separate class or, if voting together with the holders of the Common Stock, the number of votes per share of Preferred Stock. As of June 12, 1998, there were no shares of Preferred Stock designated or outstanding.

The ability of the Company's Board of Directors to issue shares of Preferred Stock could be exercised to render more difficult the accomplishment of mergers or other takeover or change in control attempts. To the extent that this ability has this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of stockholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock.

Delaware Law

The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless (i)prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this post-effective amendment ot its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TODD SHIPYARDS CORPORATION


                                By:  /s/ Stephen G. Welch
                                Its: Chief Executive Officer


Date:  September 23, 1998